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- EXHIBIT 99.1

- Mid-Term Management Strategy

1. Vision: Global leader with continuing growth outlook on a firm base of steel business

2.   Major Strategies

     (1)  Growth Strategy

     - Invest in Local Market (Steel)
     - Invest in China and Southeast Asia (Steel)
     - Forster Growth-Potential Businesses

     (2)  Competitiveness Enhancing Strategy

     - Expand Phase II Process Innovation
     - Emphasize Customer-Oriented Marketing
     - Acquire Global Technology Leadership
     - Stronger Cost Competitiveness
     - Advanced Human Resource Management
     - Environmentally-Friendly Management

3.   A Look at 2007 in Figures.

     - A stretch target of 36 trillion won by 2007 through value creation
     - Sales Forecasts (2007): 26.7 trillion won
                      (Including subsidiaries of Domestic and Overseas)
     - Investment Forecasts (2003~2007): 11.3 trillion won

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.

All financials in this presentation are based on non-consolidated financial statements.